Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

lasmith@fulbright.com	telephone:	(713) 651-5151
direct dial: (713) 651-5304	facsimile:	(713) 651-5246
February 12, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: John Cash

Re:	Friedman Industries, Incorporated Form 10-K for Fiscal Year Ended March 31, 2006 File No. 1-7521
Dear Ladies and Gentlemen:
     By letter dated February 8, 2007, the Commission’s Staff provided comments to our client, Friedman Industries, Incorporated, a Texas corporation (the “Company”), relating to its Form 10-K for Fiscal Year Ended March 31, 2006 (the “Form 10-K”). On behalf of the Company, based on our discussions with the Company, set forth below are the Company’s responses to the Staff’s comments.
FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2006
Controls and Procedures, page 9
1. We note that your CEO and CFO concluded the Company’s disclosure controls and procedures “were effective to ensure that information that is required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.” In future filings, please revise your disclosure to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude that the Company’s disclosure controls and procedures are “effective” without defining disclosure controls and procedures.
Houston • New York • Washington DC • Austin • Dallas • Denver • Los Angeles • Minneapolis • San Antonio • St. Louis
Beijing • Dubai • Hong Kong • London • Munich • Riyadh

February 12, 2007

Response: The Company advises that it will modify the language in future filings to read as follows:
“The Company’s management, with the participation of the Company’s principal executive officer (CEO) and principal financial officer (CFO), evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the fiscal quarter ended December 31, 2006. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as of the end of the fiscal quarter ended December 31, 2006 to ensure that information that is required to be disclosed by the Company in the reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.”
Exhibit 31
2. In future filings, please ensure the wording of your Section 302 certifications is exactly as set forth in Item 601(31) of Regulation S-K, including the following:
•	Delete the officers’ title in the first line as they are signing the certification in a personal capacity.

•	Replace “annual report” or “quarterly report” with “report.”
Response: The Company advises that it will so modify the Section 302 certifications in future filings.
     In addition, attached to this letter is a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 12, 2007

     If you have any additional comments or questions, please telephone the undersigned at (713) 651-5304.
Very truly yours,
/s/ Laura Ann Smith
Laura Ann Smith

cc:	Ben Harper (FRD) Robert E. Wilson (Firm)

FRIEDMAN INDUSTRIES, INCORPORATED
ACKNOWLEDGMENT
     As requested in the letter dated February 8, 2007 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Friedman Industries, Incorporated (the “Company”) relating to the Company’s Form 10-K for Fiscal Year Ended March 31, 2006, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Dated: February 12, 2007

FRIEDMAN INDUSTRIES, INCORPORATED
By:	/s/ Ben Harper
Name:	Ben Harper
Title:	Senior Vice President - Finance